

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2018

Kevin R. Lind
Executive Vice President and Chief Financial Officer
Arena Pharmaceuticals Inc.
6154 Nancy Ridge Drive
San Diego, CA 92121

      Re: Arena Pharmaceuticals Inc.
             Form 10-K for the Year Ended December 31, 2017
             Filed March 14, 2018
             File No. 000-31161

Dear Mr. Lind:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Healthcare & Insurance